

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

William Tay
President
Acantha Acquisition Corp.
Belenus Acquisition Corp.
Cepheus Acquisition Corp.
2000 Hamilton Street, #943
Philadelphia, PA 19130

Re: Acantha Acquisition Corp.
Amendment No. 1 to Form 10
Filed September 16, 2010
File No. 000-54120

Belenus Acquisition Corp.
Amendment No. 1 to Form 10
Filed September 16, 2010
File No. 000-54121

Cepheus Acquisition Corp.
Amendment No. 1 to Form 10
Filed September 16, 2010
File No. 000-54122

Dear Mr. Tay:

　　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

2. Please confirm your understanding that a separate reporting obligation will be triggered for each Form 10 upon effectiveness.

3. Please revise throughout to clarify that Mr. Tay is the only person serving in a management capacity. We note references throughout your filing to your "members" of management or "a number of members" of your management.

4. Please revise to refer to yourself consistently as either the "registrant" or the "company."

Item 1. Business, page 2

5. Revise your business section to disclose the fact that as of the most recent audited period you have generated no revenues or earnings from operations, possess no significant assets or financial resources and have no cash on hand. Also disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

Business of Issuer, page 2

6. Please explain, in light of the fact that you have no assets, revenue, or cash, how you have "unrestricted flexibility" in seeking, analyzing, and participating in potential business opportunities.

Form of Acquisition, page 3

7. It appears that you currently have only one stockholder. Please revise your disclosure for consistency throughout the filing or advise.

8. To the extent possible, please revise your disclosure to provide estimates of the "substantial cost for accountants, attorneys and others," compliance with the Securities Exchange Act of 1934 reporting expenses, and expected registration and compliance costs on pages 3, 5 and 6, respectively.

Item 1A. Risk Factors, page 4

9. Please add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a reverse merger.

10. Please add risk factors discussing the risks associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the difficulties of establishing and maintaining acceptable internal control over financial reporting. In this regard, we note that you appear to have no full-time employees, revenue or assets.

We Cannot Assure You That Following a Business Combination, page 8

11. Please disclose that there can be no assurance that you will find a market maker and that an active market may not develop even if you are listed on the OTC Bulletin Board. In addition, please update your reference to the American Stock Exchange or advise.

Item 2. Financial Information, page 10

Management's Discussion and Analysis or Plan of Operation, page 10

12. Please revise your disclosure here and in the form of acquisition section to estimate the sum required to consummate your acquisition or reverse merger and disclose whether you already have commitments from stockholders, management or other investors for the purpose of your acquisition or reverse merger.

13. Please revise to disclose the amount of cash in your treasury as of the most recent practicable date or advise.

Item 5. Directors and Executive Officers, page 12

14. We note your disclosure that Mr. Tay has been "a small business consultant, specializing in corporate and securities consulting services" for the last five years. Please include the names and principal businesses of any corporation or other organization in which Mr. Tay served as a consultant. Refer to Item 401(e)(1) of Regulation S-K.

15. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation, page 13

16. You state that your sole officer and director has not received any cash remuneration since inception. Please explain why you have not included any disclosure in this section

regarding the issuance of shares to Mr. Tay for his services in forming the company and developing the company's business concept and plan. Refer to Item 402 of Regulation S-K.

<u>Item 7. Certain Relationships and Related Transactions, and Director Independence, page 13</u>

17. Please quantify the amount of consideration paid by Mr. Tay in exchange for his shares. Refer to Item 404 of Regulation S-K. If applicable, please also make corresponding changes to your disclosure in Item 10. Refer to Item 701 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: William Tay
Facsimile: (215) 405-8018